April 23, 2009

VIA EDGAR

Mr. Terence O’Brien
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re:  Crown Holdings, Inc.
       Form 10-K for the Fiscal Year Ended December 31, 2008
       Filed February 27, 2009
Definitive Proxy Statement on Schedule 14A

       File No. 0-50189

Dear Mr. O’Brien:

Crown Holdings, Inc. (“we,” “Crown” or the “Company”) is responding to the comments raised in your letter dated March 26, 2009 regarding Crown’s Form 10-K for the fiscal year ended December 31, 2008 and Definitive Proxy Statement on Schedule 14A. For your convenience, the comments are included in this letter in italic face type and are followed by the applicable response.

Form 10-K for the year ended December 31, 2008

Item 1. Business, page 1

1.
In future filings, to the extent material to an understanding of the company’s business taken as a whole, please describe in greater detail your intellectual property rights as set forth in Item 101(c)(1)(iv) of Regulation S-K.  We note your risk factor disclosure on page 19 under the heading entitled “The loss of the Company’s intellectual property rights would negatively impact its ability to compete.”

We will describe our intellectual property rights in greater detail in our Form 10-K for the year ended December 31, 2009.

Item 3.  Legal Proceedings, page 21

2.
We note your disclosure under Environmental Matters on page 35.  Please provide to us, with a view toward future disclosure, the information required by Item 103 of Regulation S-K for the environmental proceedings.  See Instruction 5(c) to Item 103.

We will include disclosures similar to the following in our future 10-K filings.

The Company, along with others in most cases, has been identified by the EPA or a comparable state environmental agency as a Potentially Responsible Party (“PRP”) at a number of sites and has recorded aggregate accruals of $6 million for its share of estimated future remediation costs at these sites. The Company has been identified as having either directly or indirectly disposed of commercial or industrial waste at the sites subject to the accrual, and where appropriate and supported by available information, generally has agreed to be responsible for a percentage of future remediation costs based on an estimated volume of materials disposed in proportion to the total materials disposed at each site.  The Company has not had monetary sanctions imposed nor has the Company been notified of any potential monetary sanctions at any of the sites.  The Company has also recorded aggregate accruals of $12 million for remediation activities at various worldwide locations that are owned by the Company and for which the Company is not a member of a PRP group.  Although the Company believes its accruals are adequate to cover its portion of future remediation costs, there can be no assurance that the ultimate payments will not exceed the amount of the Company’s accruals and will not have a material effect on its results of operations, financial position and cash flow.  Any possible loss or range of potential loss that may be incurred in excess of the recorded accruals cannot be estimated.

3.
Please tell us, with a view toward future disclosure, the relief sought in the asbestos lawsuits.  Disclose how many claimants in the asbestos litigation do not assert any specific amount of damages and disclose the range of damages asserted by all other claimants.  For example, “X claims assert damages of $; X claims assert between $ and $ in compensatory and between $ and $ in punitive damages; X claims seek compensatory damages of less than $,” etc.

Of the 50,000 claims outstanding at the end of 2008, approximately 96% were filed by  plaintiffs who do not claim a specific amount of damages or claim a minimum amount as established by court rules relating to jurisdiction; approximately 2% were filed by plaintiffs who claim damages of less than $5 million; approximately 2% were filed by plaintiffs who claim damages from $5 million to less than $100 million (90% of whom claim damages from $10 million to less than $25 million) and one was filed by a plaintiff who claims damages of $111 million.

Notwithstanding the information provided above, our experience has been that the amount of damages specified in a claim has no relevance to the merits of the claim or the amount ultimately paid to resolve the claim, and we believe that disclosure of this information is not meaningful and could be misleading. We believe that our estimated liability, the assumptions used to calculate our estimated liability, and the cash paid in a particular year, all of which we currently disclose, provide the most relevant and useful information.

Management’s Discussion and Analysis, page 26

Environmental Matters, page 35

4.
We note your risk factor regarding environmental liabilities.  If material, please disclose in future filings the estimated capital expenditures for environmental control facilities.  See Item 101(c)(1)(xii) of Regulation S-K.

Capital spending for environmental control facilities was less than $1 million in 2008 and we expect to spend approximately $4 million in 2009.  We do not believe these amounts are material to our total capital spending, earnings or competitive position, but will disclose such amounts in future periods if they become material.

Critical Accounting Policies, page 37

Tax Valuation Allowance, page 39

5.
You disclose on page 77 that your valuation allowances of $507 million as of December 31, 2008, include $246 million in the U.S., $163 million in France, $56 million in Canada and $42 million in other non-U.S. operations.  You state therein that the $246 million of the valuation allowance is against U.S. deferred tax assets that management believes will not be realized, primarily U.S. federal tax credits and state loss carryforwards that are expected to expire.  In future filings, please provide a breakout of these federal tax credits and state loss carryforwards by year for the range of years over which they will expire.  Discuss within the critical accounting policies footnote the necessity of the $246 million valuation allowance, as you have done with the amounts attributed to France and Canada.

We will include the following additional disclosure in the Critical Accounting Policy discussion of our Form 10-Q for the three months ended March 31, 2009, and in other future filings as appropriate.

As of December 31, 2008, the Company had a valuation allowance of $246 million against certain U.S. deferred tax assets that management believes will not be realized. The Company expects to realize a significant portion of its U.S. deferred tax assets but does not believe, after considering all sources of potential future income, that it is more likely than not that it will have sufficient taxable income to use certain of its U.S. deferred tax assets before they expire.  The valuation allowance of $246 million includes $161 million for benefits from state tax loss carryforwards, $54 million for foreign tax credits, $26 million for capital loss carryforwards, and $5 million for research credits. The state tax loss carryforwards expire as follows: $7 million in 2009 through 2015, $56 million in 2016 through 2020, and $98 million in 2021 through 2026.  The foreign tax credits expire in 2016 through 2018, the capital loss carryforwards expire in 2012 and 2013, and the research credits expire in 2014 through 2019.

Pension and Postretirement Benefits, page 40

6.
Please expand your disclosure in future filings to explain the basis for the assumed rates of return for the investment categories in each plan.  Explain how you have considered the recent adverse performance in the equity markets.  Provide us with an example of the disclosure you expect to provide in future filings.

We will include the following additional disclosure in the Critical Accounting Policy discussion of our Form 10-Q for the three months ended March 31, 2009, and in other future filings as appropriate.

The U.S. plan’s 2009 assumed asset rate of return of 8.75% was based on a calculation using underlying assumed rates of return of 9.8% for equity securities and alternative investments, and 6.7% for debt securities and real estate.  An assumed rate of 9.8% was used for equity securities and alternative investments based on the total return of the S&P 500 for the 25 year period ended December 31, 2008.  The Company believes that the equity securities included in the S&P 500 are representative of the equity securities and alternative investments held by its U.S. plan, and that 25 years provides a sufficient time horizon as a basis for estimating future returns.  Included in the S&P total return of 9.8% for the 25 year period was a loss of 37.0% in 2008.  The Company used a 6.7% assumed return for debt securities, consistent with the U.S. plan discount rate and the return on AA corporate bonds with duration equal to the plan’s liabilities.  The underlying debt securities in the plan are primarily invested in various corporate and government agency securities, have an aggregate yield of approximately 10% based on their fair values at December 31, 2008, and are benchmarked against returns on AA corporate bonds.

The U.K. plan’s 2009 assumed asset rate of return of 6.75% was based on a calculation using underlying assumed rates of return of 8.75% for equity securities and alternative investments, and 5.7% for debt securities and real estate. Equity securities in the U.K. plan as of December 31, 2008 were allocated approximately 50% to U.S. securities, 16% to U.K. securities, 19% to securities in European countries  other than the U.K., and 15% to securities in other countries. The assumed rate of 8.75% for equity securities and alternative investments represents the weighted average 25 year return of equity securities in these markets. The Company believes that the equity securities included in the related market indexes are representative of the equity securities and alternative investments held by its U.K. plan, and that 25 years provides a sufficient time horizon as a basis for estimating future returns. Included in the total return of 8.75% for the 25 year period were 2008 losses of, for example, 37.0% in the S&P 500 and 29.9% in the U.K. FTSE All Share Index.  The U.K. plan’s debt securities investments at December 31, 2008 were approximately one-third in U.K. gilts with an assumed return of 3.8%, and two-thirds in corporate debt securities with an assumed return of 6.75%, consistent with the U.K. plan discount rate and the return on AA corporate bonds with duration equal to the plan’s liabilities.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 11

7.
Please refer to the last paragraph of Section II.B in Release No. 37-8732A, which states that a principal executive officer’s compensation should be discussed separately where the policy or decisions for that executive officer are materially different.  We note your disclosure in the second bullet point on page 13; however, in future filings please revise your CD&A to discuss in greater detail your chief executive officer’s compensation, as certain amounts listed in your Summary Compensation Table appear to be based on policies or decisions that are materially different from the policies or decisions for your other executive officers.

We will expand our disclosure in future filings to discuss in greater detail the compensation of the Company's chief executive officer.

Committee Process, page 12

8.
We note your disclosure that the compensation committee reviews tally sheets which set forth the total compensation of each executive officer.  In future filings, please describe in greater detail what tally sheet information was analyzed and how it impacted the compensation committee’s decision on compensation awards.

We will expand our disclosure in future filings to include what tally sheet information was analyzed and how it impacted the Compensation Committee’s decision on compensation awards.

Annual Incentive Bonus, page 14

9.
In future filings, please quantify for each executive officer the target and the actual corporate performance measures (i.e., the net operating profit after tax less cost of capital employed and EBITDA) used to calculate the bonuses.  Describe in detail how these measures were adjusted.

We will expand our disclosure in future filings to quantify target and actual corporate performance measures used to calculate the annual incentive bonuses awarded to the named executive officers in the last completed fiscal year and, to the extent applicable, describe any adjustments to such measures.

10.	In future filings, please analyze in greater detail how individual roles and performance (i.e., the qualitative factors) factored into the compensation amounts you disclose for each executive officer.

We will expand our disclosure in future filings to analyze in greater detail how individual roles and performance factored into the compensation amounts disclosed for each of the Company’s executive officers.

Long-Term Incentives, page 16

11.
In future filings, please quantify the company’s total shareholder returns relative to the selected industry peers and explain in greater detail how these returns are analyzed to calculate one-third of the executive officers’ long-term incentive.

We will expand our disclosure in future filings to quantify the Company’s total shareholder returns relative to the selected industry peers and explain in greater detail how these returns are analyzed to calculate one-third of the executive officers’ long-term incentive.

12.
We note your disclosure that the compensation committee retains discretion to vary awards based on each executive’s experience, responsibilities and performance.  In future filings, disclose whether any of the awards were adjusted by the committee and the basis for such adjustments.

We will expand our disclosure in future filings to disclose whether any long-term incentive awards were adjusted by the Compensation Committee based on an executive’s experience, responsibilities and performance.

Crown acknowledges that:

•	Crown is responsible for the adequacy and accuracy of the disclosure in Crown’s filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Crown may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please contact Thomas A. Kelly, Senior Vice President and Corporate Controller, at 215.698.5341.

Crown Holdings, Inc.

/s/ Thomas A. Kelly Thomas A. Kelly Senior Vice President and Corporate Controller